UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2009

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2009

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Concerning Determination of Issue Price and Selling Price and Other Matters

Tokyo, December 14, 2009—Mitsubishi UFJ Financial Group, Inc. (MUFG) determined the issue price, the selling price and other matters relating to the issuance of new shares and the secondary offering of shares of MUFG, which were resolved at a meeting of the Board of Directors held on November 30, 2009, as set forth below.

1.	Issuance of New Shares by way of Offering

(1)	Number of Shares to be Offered		2,337,000,000 shares of common stock of MUFG which is the sum of (i) and (ii) below.

			(i)	2,174,000,000 new shares to be purchased and underwritten by the Japanese Initial Purchaser and the International Initial Purchaser in each of the offerings specified below.

				(a) Japanese Offering	1,087,000,000 shares

				(b) International Offering	1,087,000,000 shares

			(ii)	A maximum of 163,000,000 shares which shall be the subject of an option to be granted to the International Initial Purchaser in the International Offering for the purchase of the additionally issued shares.

(2)	Issue Price	(*1)			¥ 428 per share

(3)	Total amount of the Issue Price	(*2)			¥ 1,000,236,000,000

(4)	Amount to be Paid	(*1)			¥ 412.53 per share

(5)	Total amount to be Paid	(*2)			¥ 964,082,610,000

(6)	Amount of Stated	(*2)	The amount of stated capital to be increased		¥ 482,041,305,000

	Capital and Additional		The amount of additional paid-in capital to be increased		¥ 482,041,305,000

Paid-in Capital to be Increased

(7)	Subscription Period (in Japan)		The subscription period shall be from Tuesday, December 15, 2009 to Wednesday, December 16, 2009.

(8)	Payment Date		Monday, December 21, 2009

(*1)	With respect to the Japanese Offering, the Japanese Initial Purchaser shall underwrite and purchase all of the new shares at the amount to be paid mentioned above and the Japanese Underwriters shall handle the offering at the issue price. With respect to the International Offering, the International Initial Purchaser shall underwrite and purchase all of the new shares at the amount to be paid mentioned above and the International Managers shall handle the offering at the issue price.

(*2)	This amount assumes that the International Initial Purchaser exercises the purchase option as mentioned in (1) (ii) above in full.

Note:

This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of announcing the issue price, the selling price and other matters relating to the issuance of new shares and the secondary offering of shares, does not constitute all the information regarding the issuance of new shares and the secondary offering of shares, and has been prepared not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus prepared by MUFG prior to making any investment decisions.

This press release is not an offer to sell, or solicitation of an offer to buy, securities in the United States. The securities have not been and will not be registered under the U.S Securities Act of 1933, as amended. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended.

2.	Secondary Offering of Shares (Secondary Offering by way of Over-Allotment) (See 2. of “For Reference” attached hereto.)

(1)	Number of Shares to be Sold	163,000,000 shares of common stock of MUFG

(2)	Selling Price	¥ 428 per share

(3)	Total amount of the Selling Price	¥ 69,764,000,000

(4)	Subscription Period	The subscription period shall be from Tuesday, December 15, 2009 to Wednesday, December 16, 2009.

(5)	Delivery Date	Tuesday, December 22, 2009

3.	Issuance of New Shares by way of Third-Party Allotment (See 2. of “For Reference” attached hereto.)

(1)	Amount to be Paid		¥ 412.53 per share

(2)	Total amount to be Paid (Maximum)		¥ 67,242,390,000

(3)	Amount of Stated	The amount of stated capital to be increased	¥ 33,621,195,000

	Capital and Additional	The amount of additional paid-in capital to be increased	¥ 33,621,195,000

Paid-in Capital to be Increased (Maximum)

(4)	Subscription Period	Thursday, December 24, 2009

(5)	Payment Date	Friday, December 25, 2009

*    *    *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

81-3-3240-7651

Note:

This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of announcing the issue price, the selling price and other matters relating to the issuance of new shares and the secondary offering of shares, does not constitute all the information regarding the issuance of new shares and the secondary offering of shares, and has been prepared not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus prepared by MUFG prior to making any investment decisions.

This press release is not an offer to sell, or solicitation of an offer to buy, securities in the United States. The securities have not been and will not be registered under the U.S Securities Act of 1933, as amended. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended.

[For Reference]

1.	Calculation of Issue Price and Selling Price

(1)	Price Calculation Date and Price	Monday, December 14, 2009	¥442

(2)	Discount Rate		3.17%

2.	Secondary Offering by way of Over-Allotment and other matters

The secondary offering by way of over-allotment as mentioned in “2. Secondary Offering of Shares (Secondary Offering by way of Over-Allotment)” above (the “Secondary Offering by way of Over-Allotment”), is a secondary offering in Japan to be made in relation to the Japanese Offering mentioned in “1. Issuance of New Shares by way of Offering”, in a number of 163,000,000 shares, that will be borrowed by one of the Japanese Representatives of the Japanese Offering from certain shareholders of MUFG, after taking into account the market demand for the Japanese Offering and other conditions.

In connection with the Secondary Offering by way of Over-Allotment, the Board of Directors of MUFG has resolved, at the meeting held on Monday, November 30, 2009, that MUFG will issue 163,000,000 shares of its common stock to one of the Japanese Representatives referred to in the paragraph above (the “Allottee”) by way of third-party allotment (the “Capital Increase by way of Third-Party Allotment”), with the payment date set to be Friday, December 25, 2009, in order for the Allottee to obtain the number of shares necessary to return the shares of common stock of MUFG that were borrowed by the Allottee from certain shareholders of MUFG, as mentioned above (the “Borrowed Shares”).

The Allottee may also purchase shares of common stock of MUFG (the “Syndicate Cover Transactions”) on the Tokyo Stock Exchange, Inc., up to the number of shares to be offered in the Secondary Offering by way of Over-Allotment, for the purpose of returning the Borrowed Shares. Such Syndicate Cover Transactions would be made during the period from Thursday, December 17, 2009 to Tuesday, December 22, 2009 (the “Syndicate Cover Transaction Period”). All of the shares of common stock of MUFG purchased by the Allottee during the Syndicate Cover Transaction Period will be used to return the Borrowed Shares. During the Syndicate Cover Transaction Period, the Allottee may decide not to conduct any Syndicate Cover Transaction or may decide to terminate the Syndicate Cover Transactions before the number of shares purchased reaches the number of shares offered in the Secondary Offering by way of Over-Allotment.

The Allottee may conduct stabilizing transactions along with the Japanese Offering and the Secondary Offering by way of Over-Allotment. The shares of common stock of MUFG purchased through such stabilizing transactions may be used, in part or in whole, to return the Borrowed Shares.

With respect to the number of shares obtained by deducting (a) the number of shares purchased through stabilizing transactions and Syndicate Cover Transactions that are to be used to return the Borrowed Shares from (b) the number of shares to be offered in the Secondary Offering by way of Over-Allotment, the Allottee will accept the allotment under the Capital Increase by way of Third-Party Allotment, using the proceeds of the Secondary Offering by way of Over-Allotment, and will purchase an equivalent number of shares of common stock of MUFG. As a result, a part or all of the shares to be issued under the Capital Increase by way of Third-Party Allotment may not be subscribed for, which may result in a decrease in the determined number of shares to be issued under the Capital Increase by way of Third-Party Allotment, or in the cancellation of the issuance, due to forfeiture of the right to subscribe.

The Syndicate Cover Transactions will be made by the Allottee after consultations with one of the Japanese Underwriters. The stabilizing transactions will be made by the Allottee upon consultations on the policy with one of the Japanese Underwriters and, as appropriate, upon further consultations with one of the other Japanese Underwriters and an affiliate of one of the International Representatives.

Note:

This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of announcing the issue price, the selling price and other matters relating to the issuance of new shares and the secondary offering of shares, does not constitute all the information regarding the issuance of new shares and the secondary offering of shares, and has been prepared not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus prepared by MUFG prior to making any investment decisions.

This press release is not an offer to sell, or solicitation of an offer to buy, securities in the United States. The securities have not been and will not be registered under the U.S Securities Act of 1933, as amended. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended.

3.	Use of proceeds to be raised

The maximum aggregate amount of ¥ 1,031,325,000,000, which is the sum of (a) the maximum aggregate approximate net amount of ¥ 1,026,051,000,000 (the total amount of ¥ 446,171,110,000, which is the approximate net amount of the Japanese Offering, ¥ 512,974,500,000, which is the maximum approximate net amount of the International Offering, and ¥ 66,905,390,000, which is the maximum approximate net amount of the Capital Increase by way of Third-Party Allotment) and (b) additional cash on hand equal to the amount of estimated offering expenses with respect to the Japanese Offering, the International Offering and the Capital Increase by way of Third-Party Allotment (and which sum is equal to the aggregate of total amount to be paid to MUFG in connection with the Japanese Offering, the International Offering and the Capital Increase by way of Third Party Allotment), is planned to be used to make an investment in The Bank of Tokyo-Mitsubishi UFJ, Ltd., to strengthen MUFG’s overall group capital base.

Note:

This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of announcing the issue price, the selling price and other matters relating to the issuance of new shares and the secondary offering of shares, does not constitute all the information regarding the issuance of new shares and the secondary offering of shares, and has been prepared not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. Investors should carefully review a prospectus prepared by MUFG prior to making any investment decisions.

This press release is not an offer to sell, or solicitation of an offer to buy, securities in the United States. The securities have not been and will not be registered under the U.S Securities Act of 1933, as amended. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended.

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